UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 38)*

Boulder Growth & Income Fund, Inc.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

101507101
(CUSIP Number)

Stephen C. Miller, Esq.
2344 Spruce Street, Suite A
Boulder, Colorado  80302
(303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                              7.           Sole Voting Power                                           7,048,611
shares bene-
ficially                                 8.           Shared Voting Power
owned by each
reporting                                9.           Sole Dispositive Power                                   7,048,611
person with:
10.          Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,048,611

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 27.65%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                              7.           Sole Voting Power                                           1,590,294
shares bene-
ficially                                     8.           Shared Voting Power
owned by each
reporting                                9.           Sole Dispositive Power                                   1,590,294
person with:
10.         Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,590,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.24%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                               7.           Sole Voting Power                                           0
Shares Bene-
ficially                                      8.           Shared Voting Power                                       0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   0
Person With
10.           Shared Dispositive Power                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 38 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Shares"), of Boulder Growth & Income Fund, Inc., a Maryland corporation (the "Company").  Items 2, 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B, a trust domiciled in and administered under the laws of the State of Alaska (the “Earnest Trust”), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 2.                      Identity and Background.

No change except for the addition of the following:

(a)           This statement is filed (i) by the Lola Brown Trust No. 1B, a trust domiciled in and administered under the laws of the State of Alaska (the “Lola Trust”) as the direct beneficial owner of Shares and (ii) by virtue of certain relationships described in this statement, by Stewart R. Horejsi (Mr. Horejsi, the Ernest Trust and the Lola Trust are collectively referred to herein as the “Reporting Persons.”)  By signing this statement, each Reporting Person agrees that this statement is filed on its or his behalf.

The trustees of the Lola Trust are Alaska Trust Company (“Alaska Trust”), Susan L. Ciciora and Larry L. Dunlap (collectively, the “Trustees”).  The Trustees may be deemed to control the Lola Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Lola Trust.  However, none of the Trustees, acting alone, can vote or exercise dispositive authority over the Shares held by the Lola Trust.  Accordingly, the Trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Lola Trust.

As a result of his advisory role with the Lola Trust, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the Lola Trust.  However, Mr. Horejsi disclaims beneficial ownership of the Shares directly beneficially held by the Lola Trust.

(b)           The business address of the Lola Trust is c/o Alaska Trust Company, 1029 West Third Avenue, Suite 400, Anchorage, Alaska 99501.  The business address of Mr. Horejsi and Ms. Ciciora is 2344 Spruce Street, Suite A, Boulder, Colorado 80302.  The business address of Mr. Dunlap is 771 Victoria Heights Terrance, Salina, Kansas 67401.

(c)           The Lola Trust is an irrevocable trust organized by Mr. Horejsi’s maternal grandmother, Lola Brown, for the benefit of Mr. Horejsi, his spouse and issue, and spouses of his issue.  Alaska Trust is an Alaska chartered public trust company which is majority owned and controlled by the Stewart West Indies Trust, an Alaska trust and an affiliate of the Lola Trust.

(d)           None of the Reporting Persons, Alaska Trust, Ms. Ciciora or Mr. Dunlap have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons, Alaska Trust, Ms. Ciciora or Mr. Dunlap was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Horejsi, Ms. Ciciora and Mr. Dunlap are each citizens of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

The Shares acquired by the Lola Trust were acquired from the Ernest Trust as payment in kind to pay down an outstanding debt owed by the Ernest Trust, which payment was in the amount of $10,448,231.58.

Item 4.                      Purpose of Transaction.

No change except for the addition of the following:

As previously discussed, the Lola Trust acquired the Shares reported in Item 5(c) as payment in kind to pay down an outstanding debt owed by the Ernest Trust.  Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the “Other Entities”) may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions or otherwise.

Item 5.                      Interest in Securities of the Issuer.

No change except for the addition of the following:

(a) – (b)  The Ernest Trust is the direct beneficial owner of 7,048,611 Shares, or approximately 27.65% of the 25,495,585 Shares outstanding as of May 31, 2012 (the “Outstanding Shares”), according to information contained in the Company’s most recent semi-annual report to stockholders.  The Lola Trust is the direct beneficial owner of 1,590,294 Shares, or approximately 6.24% of the Outstanding Shares.  Each of the Ernest Trust and the Lola Trust have sole power to vote and to direct the vote as well as sole power to dispose and to direct the disposition of, their respective Shares.  By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Ernest Trust and the Lola Trust.  Mr. Horejsi disclaims all such beneficial ownership.  By virtue of the relationships and transactions described in this statement, the Reporting Persons may be deemed to constitute a group.  Unless otherwise specifically stated, each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by other Reporting Persons.

(c)           The table below sets forth information relating to the purchase of the Shares by the Lola Trust and sale of the Shares by the Ernest Trust.  Such purchases and sales were effected by the Lola Trust and the Ernest Trust in a privately negotiated transaction.

Date	Number of Shares	Purchase Price Per Share
10/26/12	1,590,294	$6.57

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           November 2, 2012

/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Douglas J. Blattmachr
 Douglas J. Blattmachr, as President of Alaska Trust Company, trustee of the Ernest Horejsi Trust No. 1B and the Lola Brown Trust No. 1B